December 26, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Jaime Eichen

Chief Accountant

Division of Investment Management

RE:	Payden Equity Income Fund (the “Fund”),

             a series of The Payden & Rygel Investment Group (the “Trust”)

(File No. 811-6625)

Request for Relief Pursuant to Rule 19b-1(e)

Ladies and Gentlemen:

Pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “Act”), the Trust, on behalf of the Fund,1 because of unforeseen circumstances, hereby requests authorization to make distributions for its taxable year ended October 31, 2013 (the “2013 taxable year”), that otherwise would be prohibited by that rule, specifically, to characterize as capital gain dividends the portion of certain monthly distributions the Fund has paid to its shareholders during that year that exceeds its net income (not including profits or losses realized on the sale of securities or other properties) (“Net Investment Income”) for that year (the “Excess Distributions”) and to make an additional capital gain dividend later this month for federal income and excise tax purposes.

The Excess Distributions amounted to approximately $2,093,851 (see items (iii) and (iv) below), which is substantially more than the amount of any one of the Fund’s monthly distributions. Therefore, in order to treat the Excess Distributions as capital gain dividends, the Fund proposes to characterize its August, September, and October 2013 distributions and part of its July 2013 distribution as capital gain dividends. Characterizing those whole and partial distributions as capital gain dividends, and paying an additional dividend later this month, would result in the Fund’s making a total of five capital gain dividends with respect to the 2013 taxable

[1]	Prior to June 1, 2013, the Fund was known as Payden Value Leaders Fund.

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year. This would exceed the number of capital gain dividends that otherwise would be permitted under Rule 19b-1(a) and (f). However, characterizing those distributions as capital gain dividends would enable the Fund to avoid having to characterize them as returns of capital. As discussed in greater detail below, any distribution that the Fund must characterize as a return of capital for book purposes would nonetheless be deemed for federal income tax purposes to have been paid out of the Fund’s current earnings and profits (“E&P”) for the 2013 taxable year and, therefore, would be taxable to its shareholders as ordinary income. The Fund wishes to avoid this adverse impact on its shareholders.

THE NEED FOR RELIEF

The Fund’s need for Rule 19b-1(e) relief arises from an unforeseen and unusual combination of circumstances that came together during the 2013 taxable year. These circumstances include the following:

(i) The Fund began the 2013 taxable year with capital loss carryovers amounting to approximately $9,761,268, which created a deficit in its accumulated E&P equal to that amount;

(ii) The Fund unexpectedly realized net long-term capital gain amounting to $13,672,554 during the 2013 taxable year. That realization was due in substantial part to unanticipated redemptions during the summer of that year of approximately 25% of the Fund’s outstanding shares, which caused the Fund to liquidate a significant part of its portfolio securities to fund the redemptions. Although the Fund had begun the 2013 taxable year with unrealized capital appreciation of only approximately $5,977,752 (or almost $3.8 million less than its unused capital loss carryovers at that time), the combination of (a) the significant increase in the value of the equity markets from the beginning of that year through the time of the redemptions and (b) the reduction in the adjusted tax basis of the Fund’s assets resulting from the re-characterizations of ordinary income to returns of capital described in (iii) and (iv) below, caused the Fund to have substantial unrealized capital appreciation at the time of the redemptions far in excess of the capital loss carryovers. The realization of such gain was largely responsible for the Fund’s ending the 2013 taxable year with net capital gain2 of $3,911,286 (“Undistributed Capital Gain”);

(iii) During its taxable year ended October 31, 2012 (the “2012 taxable year”), the Fund received distributions from master limited partnerships (“MLPs”), in the amount of $1,314,773, and from real estate investment trusts (“REITs”), in the amount of $435,684, that it treated for book purposes as ordinary income.3 During the 2013 taxable year,

[2]	“Net capital gain” is defined in section 1222(11) of the Internal Revenue Code of 1986, as amended (the “Code”), as the excess of net long-term capital gain “for the taxable year” (after taking into account any available capital loss carryovers) over net short-term capital loss.
[3]	The Fund also had almost $27,000 in miscellaneous tax adjustments, including foreign currency re-classification and other Schedule K-1 adjustments.

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December 26, 2013

however, the Fund received information from those MLPs (on Schedules K-1) and those REITs that certain amounts it had received from them during the prior year were in fact returns of capital. As a result, the Fund treated those distributions as returns of capital during the 2013 taxable year and reduced its cost (and adjusted basis for federal income tax purposes) by the re-characterized amounts; and

(iv) The Fund earned $8,335,091 in Net Investment Income during the 2013 taxable year but made monthly distributions to its shareholders during that year amounting to $8,650,902, resulting in an excess of distributions over Net Investment Income during the 2013 taxable year in the amount of $315,811.

The Fund must distribute the Undistributed Capital Gain to avoid federal income and excise taxes and to be able to report “capital gain dividends”4 to its shareholders of that amount.5 If it were unable to do so in the manner requested above, however, then because the net capital gain the Fund realized during the 2013 taxable year created current E&P,6 and the Code defines a “dividend” as a distribution out of accumulated E&P (section 316(a)(1)) or current E&P (section 316(a)(2)) — notwithstanding that, as here, there is a deficit in accumulated E&P — the distributions during the 2013 taxable year in excess of the Fund’s Net Investment Income would be taxed as dividends even though they would actually represent returns of capital. Thus, unless relief is obtained pursuant to this request, it will be necessary for the Fund to characterize the Excess Distributions as returns of capital for book purposes and to distribute the large Undistributed Capital Gain to its shareholders, thereby increasing their federal income tax burden for 2013 based in large part on amounts that should not be taxable to them.

Although the entire amount of Undistributed Capital Gain could be distributed to shareholders in December 2013 pursuant to Rule 19b-1(f) without causing the Fund to exceed the number of capital gain dividends permitted under Rule 19b-1, that nevertheless would still result in the Fund’s shareholders’ receipt of the Excess Distributions being treated as a taxable return of capital. If the requested relief is granted, however, the Fund would be able to reduce the amount of its December Rule 19b-1(f) dividend and cause all of the Excess Distributions to be characterized as part of the Fund’s capital gain dividends. This would reduce the aggregate amount that the Fund otherwise would need to distribute to its shareholders and would prevent them from being taxed on what, both for book purposes and in economic terms, would be a return of capital.

[4]	A capital gain dividend is defined by section 852(b)(3) of the Code essentially as a dividend paid out of net capital gain and reported as such by a “regulated investment company” (as defined in Code section 851(a)) (“RIC”).
[5]	Although income dividends are subject to federal income tax at rates up to 39.6%, capital gain dividends generally are subject to federal income tax for individual and certain other non-corporate shareholders at the maximum rates of 15% for a single shareholder with taxable income not exceeding $400,000 ($450,000 for married shareholders filing jointly) — those amounts will increase to $406,750 and $457,600, respectively, in 2014 and be adjusted for inflation annually thereafter — and 20% for those shareholders with taxable income exceeding those respective amounts.
[6]	See Code section 312 and the regulations thereunder.

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December 26, 2013

BASIS FOR RELIEF

Background

The Trust is a non-diversified, open-end management investment company, organized as a Massachusetts business trust, and the Fund is a series thereof that is a RIC. Payden & Rygel (“Adviser”) serves as the Fund’s investment adviser.

The Fund’s primary investment objective is to seek growth of capital and some current income. To achieve those objectives, the Fund invests primarily in large capitalization value stocks, defined as stocks with above average dividend yields and large market capitalizations, and other income-producing equity securities, including exchange-traded common and preferred stocks, REITs, and MLPs. In recent years, the Fund has increased its focus on current income.

As specified in its current prospectus, the Fund’s policy is to declare and distribute dividends to shareholders from its interest and dividend income on a monthly basis. The Fund normally distributes any net realized capital gains in December in a single “spill-over” dividend pursuant to Code section 855 and Rule 19b-1(a). The Fund paid distributions during July, August, September, and October 2013 in the amounts of $791,123, $672,144, $675,195 and $677,950, respectively, which are the distributions that are part of the subject of this request. (Note that at one point, the Fund had made distributions quarterly and therefore had longer periods of time during which to accrue and calculate its Net Investment Income. Had the Fund not changed from quarterly to monthly distributions, instead of needing to characterize all or part of four monthly distributions as capital gain dividends, as requested herein, only a small part of a quarterly July 2013 distribution and all of a quarterly October 2013 distribution would have been required to be characterized as a capital gain dividend. The Fund currently intends to change back to a quarterly distribution schedule in 2014.)

During the summer of 2013, the Fund had to liquidate approximately 25% of its portfolio to fund unexpected redemptions and realized significant capital gains as a result. The combination of the unforeseen need to sell such a large percentage of its portfolio securities (which had appreciated substantially in the first half of the 2013 taxable year), the re-characterization of the MLP and REIT distributions as returns of capital (and resultant reduction in the Fund’s adjusted tax basis in those securities), the over-distribution to the Fund’s shareholders, and the very large capital loss carryovers from the 2012 taxable year being insufficient to offset the unusually large net capital gains realized in the 2013 taxable year, resulted in the Fund’s ending the latter with a sizeable and unforeseen net capital gain. Because the Fund changed from quarterly to monthly distributions, it must classify more distributions as capital gain dividends to limit the federal income tax impact on its shareholders. Accordingly, the Fund is seeking to classify all of its October, September, and August 2013, and part of its July 2013, distributions as capital gain dividends.

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December 26, 2013

Effect of the Capital Loss Carryovers and Realized Net Capital Gain

Normally, distributions comprising a return of capital would not be taxable to shareholders. In the 2013 taxable year, however, as noted above, the Fund realized net capital gain in an aggregate amount of more than $13.6 million. This gain was partially offset by capital loss carryovers from prior taxable years of approximately $9.8 million, so that the total Undistributed Capital Gain that the Fund must distribute for tax purposes for the 2013 taxable year — which it can distribute pursuant to Code section 855 (a so-called “spillover” or “spillback” dividend), see Rule 19b-1(a) — is more than $3.9 million. Nevertheless, as described below, because the Fund’s E&P for the 2013 taxable year are considered to include, in addition to the net investment income it earned for that year, the full amount of its realized net capital gain during that year without reduction by the capital loss carryovers, distributions up to the amount of that current E&P will be taxable in full to the Fund’s shareholders, even though the distributions far exceed the aggregate amount of ordinary income and net capital gain (which is reduced by the capital loss carryovers, see note 2) the Fund must distribute under Subchapter M of Chapter 1 of Subtitle A of the Code (which governs the taxation of RICs) (“Subchapter M”) to eliminate Fund-level federal income and excise tax.

Under Code section 316 (which, as noted above, defines the term “dividend”) and Subchapter M, any distributions, other than distributions of net capital gain, made by the Fund out of its current E&P will be taxable to its shareholders as ordinary income. Accordingly, if the Fund is required to characterize the Excess Distributions as returns of capital, its shareholders will be taxed on those distributions even though they are, both for book purposes and in economic substance, partial returns of the shareholders’ investments.

The Fund can avoid this economically inappropriate tax by characterizing certain monthly distributions equal to the Excess Distributions as capital gain dividends, instead of characterizing them as returns of capital. Characterizing the Excess Distribution as capital gain dividends would reduce the amount that the Fund would need to distribute as net capital gain this month. That, in turn, would avoid the need for the Fund to distribute more than it is required to distribute for tax purposes and would result in its not paying any taxable returns of capital to its shareholders.

Re-Characterization of MLP and REIT Income as Returns of Capital

Initially, the Fund did not invest significantly in MLPs or REITs. After the Fund began to increase its focus on income as part of its investment strategy, however, it began to invest in securities with higher distribution yields, which included making significant investments in MLPs and REITs. The MLPs in which the Fund invests are in the oil and gas industry and make quarterly distributions, which the Fund booked as income during the 2012 taxable year. Similarly, the REITs in which the Fund invests make periodic distributions, which the Fund also booked as income during that year.

In 2013, the Fund received Schedules K-1 relating to its 2012 MLP investments and information relating to its 2012 REIT investments7 stating that an overwhelming percentage of the

[7]

Virtually all MLPs have a taxable year that ends on December 31, and REITs are required to have such a taxable year-end. Consequently, for any taxable year they do not provide information to their investors until sometime during the following calendar year, often well into the following calendar year.

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distributions the Fund received from those MLPs and REITs in the 2012 taxable year were returns of capital, rather than income. Accordingly, all of the distributions the Fund received from its MLP and REIT investments in the 2012 taxable year were initially booked as income rather than as returns of capital, and the Fund needed to re-characterize them. Overall, the Fund received MLP distributions amounting to $1,314,773 and REIT distributions amounting to $435,684 that had to be re-characterized as returns of capital, resulting in a decrease in adjusted tax basis in those securities.

The combination of the reduction in basis, later sale of those and other securities to fund redemptions, and the over-distributions to shareholders that the Fund initially thought were income amounting to $315,811, resulted in Excess Distributions of $2,093,851 for the 2013 taxable year. Because the Fund paid monthly, rather than quarterly, distributions in 2013, the amount of the Excess Distributions is more than any one of the Fund’s monthly distributions. Because the Fund has more than $3.9 million in net capital gain that it must distribute for tax purposes, the Fund seeks to mitigate the impact on its shareholders by re-characterizing its October, September, and August 2013 distributions and part of its July 2013 distribution as capital gain dividends and to make an additional capital gain dividend of the remaining approximately $1.8 million later this month, as set forth in Attachment A.

* * * * *

The Fund understands that, pursuant to Rule 19b-1(e), this request will be deemed granted unless, within 15 days after the date hereof, the request is denied by the Commission.

If you have any questions regarding this request, please contact Jennifer R. Gonzalez at 202-778-9286 or the undersigned at 213-625-1900.

Respectfully submitted,

The Payden & Rygel Investment Group, on behalf of Payden Equity Income Fund

By:	/s/ Bradley F. Hersh
Bradley F. Hersh
Vice President and Treasurer

Securities and Exchange Commission

December 26, 2013

Attachment A

Payden & Rygel Investment Group

Equity Income Fund

Month	Book Net Investment Income	Income Distributions	Original Tax Character	Proposed Recharacterization Amounts	Income Distributions After Recharacterization	Long-Term Capital Gain Distributions After Recharacterization

November 2012	$1,035,843.06	$659,630.56	Income		$659,630.56
December 2012	1,054,459.11	697,793.06	Income		697,793.06
January 2013	306,119.81	699,886.81	Income		699,886.81
February 2013	807,108.30	763,020.58	Income		763,020.58
March 2013	702,532.18	722,026.86	Income		722,026.86
April 2013	190,861.34	732,546.60	Income		732,546.60
May 2013	1,072,328.73	791,284.97	Income		791,284.97
June 2013	760,774.69	768,300.88	Income		768,300.88
July 2013	499,895.60	791,122.98	Income	$68,562.41	722,560.57	$68,562.41
August 2013	814,802.28	672,144.27	Income	672,144.27		672,144.27
September 2013	591,217.08	675,194.68	Income	675,194.68		675,194.68
October 2013	499,149.04	677,949.64	Income	677,949.64		677,949.64
December 2013 (spill back) (estimated)						1,817,435.00

Total	$8,335,091.22	$8,650,901.89		$2,093,851.00	$6,557,050.89	$3,911,286.00